

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 14, 2009

Via U.S. Mail and Facsimile (360-738-8123)

Mr. Tim Eriksen
Cedar Creek Partners LLC
860 S. Pine Court
Lynden, WA 98264

> **Re: Diamond Hill Investment Group, Inc.**
> **PREC14A filed on May 5, 2009 by Cedar Creek Partners LLC**
> **File No. 000-24498**

Dear Mr. Eriksen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to include the Schedule 14A cover page. Refer to Rule 14a-6(m).

2.   We remind you to file, on the date of first use, any written communications that may be reasonably viewed as soliciting material. See Rule 14a-12. For example, it appears that you have not filed the press release relating to your solicitation, which is located on the Internet at http://www.eriksencapital.com/. In addition, we note the copy of the letter sent to the board of Diamond Hill which appeared on the Yahoo finance message board

and an article entitled, "Gadfly asking fellow shareholders for seat on Diamond Hill's board" which appeared in <u>Columbus Business First</u> on May 8, 2009. Furthermore, these written communications do not contain the legends identifying the participants and encouraging security holders to read the proxy statement. Press releases and any other written communications related to your proxy solicitation should be filed verbatim <u>immediately</u> in accordance with Rule 14a-12(b) as definitive additional materials. In this regard, please note that your subsequent filings will not cure the deficiency with respect to delinquency and the failure to include the information required by Rule 14a-12(a)(1). In addition, any future written soliciting material, including any e-mails, postings to your website or other websites and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A using the EDGAR header tag, "DFAN14A."

3.   Please confirm to us that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice of internet availability informing them that the materials are available and explaining how to access those materials. Refer to Rule 14a-16 and Exchange Act Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

4.   Please revise the proxy statement and form of proxy to include the names of each of the participants who are soliciting proxies. We note that you only identify Cedar Creek Partners LLC.

5.   On the first page of the proxy statement, state the approximate date on which the proxy statement and form of proxy will be first sent or given to security holders pursuant to Item 1 of Schedule 14A.

<u>Background</u>

6.   Please revise to include a background discussion of the contacts between the participants and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

7.   Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation of Diamond Hill Investment Group, Inc. or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, please provide support for or delete the following statements:

- "Hypocritically, management argues that it should exclude certain operations, such as the start-up of Beacon Hill, in order to argue that it actually met this target, yet over the last few years it refused to make similar adjustments to other asset managers when comparing what industry operating margins truly are."

- "We are disappointed in the Board's failure to use proper metrics to gauge company-wide and individual performance."

8. In future filings, you should characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company's financial and market performances, and any projections or numerical conclusions, including the following assertions:

- "Despite a weaker performance by the company in 2008 versus 2007, the Board approved an increase in incentive compensation from $12.5 million in 2007 to $13.0 million in 2008."

- "Industry margins for publicly traded asset management firms were closer to 40 to 45% when unusual items were eliminated."

- "Due to increased compensation, the company fell short of the 33% operating margin target that CEO Ric Dillon expressed at the 2007 meeting even though AUM (assets under management) were higher in 2008 than when this target was announced."

- " . . . however, in 2008 margins fell due primarily to an increase in incentive compensation despite significantly weaker results for the company."

- "Diamond Hill has the second highest compensation cost as a percentage of revenue of any small to mid-size publicly traded investment management firms. The only firm higher, Epoch Holding, is predominantly a sub-advisory firm, which by nature would have a similar cost structure in order to manage a given level of assets, but a significantly lower revenue base due to sub-advisors typically receiving a significantly smaller management fee."

9. Please revise your fifth reason for pursuing action to disclose the firms that you surveyed to arrive at the conclusion that Diamond Hill Investment Group, Inc. has the second highest compensation cost as a percentage of revenue among the peer group you have identified.

Proposal 1 – Election of Directors

10.   Please revise the biographical information of Doug Beach to account for the time period
        from 2002 to 2006.

11.   We note that seven directors will be elected at the annual meeting but that you are
        nominating only three directors. Please revise to describe the effect of voting your green
        proxy card to vote for less than all the director positions that are up for election. Please
        address whether the remaining seats are likely to be vacant or filled by Diamond Hill's
        nominees and state that Diamond Hill nominees may not serve if elected with your
        nominees. Refer to footnote 76 in SEC Release No. 34-31326.

12.   Please state whether each nominee is independent. Refer to Item 7(c) of Schedule 14A
        and corresponding Item 407(a) of Regulation S-K.

Participants

13.   Please provide the information required under Item 5(b) of Schedule 14A with respect to
        each participant. For example, with respect to all securities of Diamond Hill Investment
        Group, Inc. purchased or sold within the past two years, please include the exact dates on
        which the securities were purchased or sold and the amount purchased or sold on each
        date. See Item 5(b)(1)(vi) of Schedule 14A. In addition, include the number of shares
        owned by each participant. Refer to Item 5(b)(1)(iv) and (v) of Schedule 14A.

14.   Please revise the sentence that the staff of the SEC "deems" each person named to be a
        participant. Refer to the definition of "participant" in Instruction 3 to Item 4 of Schedule
        14A.

The Solicitation

15.   We note that "persons affiliated with or employed by us or our affiliates may assist us in
        the solicitation of consents." Please revise to include the information required by Item
        4(b)(2) and (3) of Schedule 14A.

Form of Proxy

16.   Please revise your form of proxy to clearly provide a means for security holders to
        withhold authority to vote for each nominee. See Rule 14a-4(b)(2).

17.   Please revise to indicate the color of the proxy card.

* * * * *

Please amend your filing in response to these comments. Clearly and precisely mark the changes to the filing effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

· the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Direct any questions to Chambre Malone at (202) 551-3262 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions